SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                              NEW YORK 10036-6522
                                    --------

                                 (212) 735-3000 Fax: (212) 735-2000
                            http://www.skadden.com




                                                              December 18, 2006


Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549



                  Re: The Gabelli Global Deal Fund (the "Fund")
                      (File Nos. 333-138141 and  811-21969)

Dear Ms. Hatch:

        We are in receipt of your comment letter of November 20, 2006 regarding the Registration Statement on Form N-2 for the offering of the Fund's common shares, as filed by us on October 20, 2006.

        The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund's Registration Statement. These changes have been reflected in Pre-Effective Amendment No. 3 the Fund's Registration Statement filed today on EDGAR. We are also enclosing herewith a version of Pre-Effective Amendment No. 3 that has been marked to show the Fund's responses to your comments, as well as other changes made to the Registration Statement since its filing on October 20, 2006.

        The Fund's responses to your comments are as follows:

                                  PROSPECTUS


Cover Page

        Comment 1:
        ---------

        Pursuant to Item 1 of Form N-2, please make prominent the statement that the Fund has no operating history and the statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.

        Response to Comment 1:
        ----------------------

        The Fund's cover page of the prospectus states prominently that the Fund has no operating history and that there is a tendency of closed-end fund shares to trade often at a discount from net asset value creating a risk of loss for investors. This disclosure has the same prominence as in several other Gabelli registered closed-end funds' prospectus, such as The Gabelli Global Gold, Natural Resources & Income Trust and The Gabelli Global Utility & Income Trust.

        Comment 2:
        ---------

        It states that "the Fund's investment objective is to achieve absolute returns in various market conditions without excessive risk of capital." Please define "absolute returns."

        Response to Comment 2:
        ----------------------

        We have complied with your request by defining absolute returns as earning "positive total returns, regardless of the direction of securities markets."


Prospectus Summary

        Comment 3:
        ---------

        Under the heading, "Investment Objectives and Policies," it states that "The Fund may invest, without limitation, in the equity securities of foreign issuers undergoing corporate reorganizations and expects that it will usually have investments in the securities of issuers in at least three countries, including the U.S." The Commission has stated that the term "global" in a fund's name connotes diversification among investments in a number of countries throughout the world. Please add to the disclosure to make clearer how the Gabelli Global Deal Fund will achieve diversification of its assets among a number of countries. For example, please state the Fund's policy on investing a minimum percent of assets outside the U.S. and in a number of countries outside the U.S. (See Investment Company Act Release No. 24828, note 42).

        Response to Comment 3:
        ----------------------

        The Fund's investment strategy is to invest in merger arbitrage transactions and corporate reorganizations throughout the world. To the extent that a particular geographic region has a concentration of attractive announced merger transactions and corporate reorganizations, it is possible that the Fund's assets could be concentrated in securities of only a few countries at any given time. The Fund believes that this strategy inherently makes it a global fund. Accordingly, we have added the following disclosure on page 2 of the Prospectus: "[t]he Fund's investment strategy is to invest in merger arbitrage transactions and corporate reorganizations throughout the world. To the extent that a particular geographic region has a concentration of attractive announced merger transactions and corporate reorganizations, it is possible that the Fund's assets could be concentrated in securities listed or domiciled in only a few countries at any given time."

        We believe this is consistent with Rule 35d-1 of the Investment Company Act of 1940 (the "1940 Act"). The release states that the term "global" is not codified by Rule 35d-1 and that the Commission will continue to consider whether use of that term in an investment company's name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments. Footnote 42 of that release further elaborates that the term "global" connotes diversification among investments in a number of different countries throughout the world and that investment companies using such a term would invest their assets in securities that are tied economically to a number of countries throughout the world. On the basis of the release, the Fund does not believe there is any established requirement as to the minimum number of countries or percentage of assets that should be invested in particular countries.

        Comment 4:
        ---------

        Under the heading, "Investment Objective and Policies," it states that "the Fund may utilize hedging strategies, such as short selling and the use of options and futures." It also states that "the Fund will invest at least 80% of its assets in securities or hedging arrangements relating to companies involved in corporate transactions or reorganizations." Please disclose the Fund's current intentions of selling securities short and investing in options and futures. Please disclose the amount expected of the Fund's assets that will be invested directly in securities and the amount expected of the Fund's assets that will be invested in hedging arrangements. In addition, please explain how selling securities short, investing in options and futures, and investing in hedging arrangements are consistent with the Fund's objective of achieving absolute returns without excessive risk.

        Response to Comment 4:
        ----------------------

        There is no amount that the Fund expects to invest directly in securities and a separate amount that it expects will be invested in hedging arrangements. Rather, the Fund's investments and mix of longs, shorts and other hedging and risk management strategies will depend upon the structure and perceived risk of each particular arbitrage transaction. For example, in an all cash transaction, there is usually little benefit in shorting the stock of either company, whereas in a stock-for-stock merger the fluctuation in value of the acquirer's stock may make it advisable to short the stock of the acquirer to lock in the transaction gain without regard to market movements. The primary objective of hedging is to reduce risk. The Fund believes this concept is commonly understood and that additional disclosure is unnecessary.

        Comment 5:
        ---------

        Under the heading, "Leverage," it states, "the use of borrowing techniques or preferred shares to leverage the common shares may involve greater risk to common shareholders." Please briefly disclose the risks of leverage.

        Response to Comment 5:
        ----------------------

        The Fund has added disclosure on page 2 of the Prospectus, under the heading, "Leverage," that states that, "[t]he use of leverage may magnify the impact on the holders of common shares of changes in net asset value. In addition the cost of leverage could exceed the return on the securities acquired with the proceeds of the leverage, thereby diminishing returns to the holders of the common shares."

        Comment 6:
        ---------

        Under the heading "Dividends and Distributions," it states that, "the Board has initially adopted a policy...of paying a minimum annual distribution of [ ]% of the average net asset value of the Fund to its common shareholders. Due to the Fund's anticipated high turnover ratio, a substantial portion of the Fund's distribution may consist of short-term capital gains." Please explain how this distribution policy complies with Section 19 of the Investment Company Act of 1940.

        Response to Comment 6:
        ----------------------

        The Fund does not expect that it will recognize sufficient long-term capital gain to present any issue under Rule 19b-1. In addition, the Fund is permitted to rely on an exemptive order granted in SEC Rel. No. IC-25110 (8/15/01) to pay level distributions without regard to Rule 19b-1. The Fund is cognizant of its notification obligations under Section19(a) and will provide the applicable notices to its shareholders.

        Comment 7:
        ---------

        Under the heading, "Use of Proceeds," please state the amount of time it will take to "use the net proceeds from the offering to purchase portfolio securities in accordance with its investment objective and policies." Please conform to the disclosure elsewhere in the filing that states "the investment of the proceeds is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund's anticipated investment period extending to as long as six months."

        Response to Comment 7:
        ----------------------

        The Fund has added disclosure on page 3 of the Prospectus, under the heading "Use of Proceeds," that conforms to the disclosure elsewhere and states that "the investment of the proceeds is expected to be substantially completed within three months; however, changes in market conditions could result in the Fund's anticipated investment period extending to as long as six months."

        Comment 8:
        ---------

        Under the heading, "Industry Concentration Risk" and elsewhere in the filing, it states that "the Fund is not subject to a 25% limitation in the proportion of its total assets invested in securities in a single industry to the extent that the Investment Adviser believes attractive investment opportunities in corporate reorganizations are concentrated in an industry." The policy seems to give the Fund the freedom of action to concentrate in an industry. Freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act of 1940, unless the statement of investment policy clearly indicates when and under what specific conditions any changes between concentration and non-concentration will be made. Clearly disclose that the Fund will either (1) not concentrate in any industry, (2) will concentrate and specify the industries in which the Fund will concentrate, or (3) will concentrate under specific conditions and specify the industries in which the Fund will concentrate. If the Fund will concentrate in a specified industry under specific conditions, please disclose when and under what specific conditions any changes between concentration and non-concentration will be made. (See Comment No. 19).

        Response to Comment 8:
        ----------------------

        The Fund disagrees with the notion that concentration is any different from any of the other investment policies that must be addressed as fundamental. Just as a Fund may reserve total, partial, conditional or any other degree of freedom or restriction within any maximum amount specified elsewhere in the Act for lending, investing in real estate, investing in commodities, borrowing money, issuing senior securities, etc., so a fund is permitted by the Act to reserve any degree of freedom to concentrate or not concentrate, subject only to the Rule 35d-1. The Fund believes that the staff has recognized the plain meaning of the statutory phrase and accordingly thought it appropriate in the context of its mission to seek the most attractive merger and acquisition deal flow, which is sometimes disproportionately focused on particular industries. The Fund also believes it is highly unlikely that it will ever seek to be concentrated and consequently is prepared not to reserve that freedom. However, if the staff, upon reflection, agrees that the Act does not require funds to specify in detail the circumstances in which they will concentrate in a particular industry, the Fund believes its investors would be better served by its original formulation. The Fund has provisionally changed the disclosure in the Prospectus so that the Fund is a non-concentrated Fund and subject to the 25% limitation in the proportion of its total assets invested in the securities of issuers classified within a single industry in response to this comment.

        Comment 9:
        ---------

        Under the heading, "Lower Grade Securities," it states that "the Fund may make unlimited investments in fixed income securities rated below investment grade." Please state the minimum rating in which the Fund may invest. Later in the prospectus it states, "As part of its investment in lower grade securities, the Fund may invest in securities of issuers in default."

        Response to Comment 9:
        ----------------------

        The Fund has included disclosure on page 4 of the Prospectus, under the heading "Lower Grade Securities," that the Fund may invest in fixed income securities that are below investment grade, including securities of issuers in default, which are likely to have the lowest rating.

        Comment 10:
        ----------

        Please add the risk of high portfolio turnover to the "Risk Factors and Special Considerations" section of the Prospectus Summary.

        Response to Comment 10:
        -----------------------

        The Fund has added disclosure of high portfolio turnover risk to the "Risk Factors and Special Considerations" section of the Prospectus Summary.


Investment Objective and Policies

        Comment 11:
        ----------

        It states that the Fund will invest "primarily in merger arbitrage transactions and, to a lesser extent, in corporate reorganizations involving stubs, spin-offs and liquidations." In selecting securities in which to invest, will the Fund have limited availability due to competition from other institutional investors? If so, please include this information in the Investment Objective and Policies section, and also provide the appropriate risk.

        Response to Comment 11:
        -----------------------

        The Fund has added disclosure in the "Risk Factors and Special Considerations", "Merger Arbitrage Risk" that, "merger arbitrage strategies depend for success on the overall volume of global merger activity, which has historically been cyclical in nature. During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide balance among potential merger transactions. To the extent that the number of announced deals and corporate reorganizations decreases or the number of investors in such transactions increases, it is possible that merger arbitrage spreads will tighten, causing the profitability of investing in such transactions to diminish, which will in turn decrease the returns to the Fund from such investment activity."


Certain Investment Practices

        Comment 12:
        ----------

        Under the heading "Derivatives," it states that "the Fund expects that it will invest in these types of instruments primarily for hedging and risk management purposes and that its investments in derivatives and short sales for purposes unrelated to corporate transactions or reorganizations will not exceed 5% of its total assets." Please modify this disclosure to include the limit (% of assets) that the Fund may invest in derivatives that are related to corporate transactions or reorganizations.

        Response to Comment 12:
        -----------------------

        The Fund has modified disclosure under the heading "Derivatives" to state that there is no specific limit on the proportion of its assets that the Fund may use to invest in derivatives and conduct short sales in connection with its investments in corporate transactions and reorganizations, although the Fund expects that it will not be required to utilize more than 10% of the assets it has invested in a particular transaction to hedge its gains in such transaction.


Special Risks of Derivative Transactions

        Comment 13:
        ----------

        Under the heading, "Forward Currency Exchange Contracts," it states that "there is no independent limit on the Fund's ability to invest in foreign currency exchange contracts." Please explain what is meant by "independent limit." In addition, please disclose the Fund's current intentions of investing in forward currency exchange contracts (i.e. % of assets that may be invested in forward currency exchange contracts).

        Response to Comment 13:
        -----------------------

        In response to your comment, we have removed the word "independent" from "independent limit." The Fund may or may not hedge its investments in foreign corporate transactions, but it will only use such hedging or anticipatory hedging strategies to the extent that it has foreign holdings or expects to have foreign holdings. The Fund does not have any expectation regarding the percentage of its assets that may be invested in forward currency exchange contracts other than to note to the staff that it is expected to be immaterial.

        Comment 14:
        ----------

        If appropriate, please add the risk (as disclosed in the prospectus of the Gabelli ABC Fund) that "many companies in the past several years have adopted so-called "poison pill" and other defensive measures. Such measures may limit the amount of securities in any one issuer that the Fund may buy. This may limit tender offers, or other non-negotiated offers for a company, and/or prevent competing offers."

        Response to Comment 14:
        -----------------------

        We agree with your comments and have added the following language to the Prospectus: "Many companies in the past several years have adopted so-called 'poison pill' and other defensive measures. Such measures may limit the amount of securities in any one issuer that the Fund may buy. This may limit tender offers, or other non-negotiated offers for a company, and/or prevent competing offers."


Fees of the Investment Adviser

        Comment 15:
        ----------

        It states that "the Investment Adviser will be entitled to receive an annual performance fee as of the end of each calendar year if the total return of the fund on its common shares during the calendar year in question exceeds the total return of the T-Bill Index (plus 3%) compounded quarterly on the same dates as the Fund's quarterly ex-dividend dates (or at the end of the quarter if no dividend is paid) during the same period." Pursuant to Section 205 of the Advisers Act of 1940, the investment performance of the investment company should be measured against the investment record of an appropriate index of securities prices. Please provide to us legal analysis of why the T-Bill Index is an appropriate index for the Fund which invests primarily in equity securities. (See Investment Company Act Release No. 7113).

        Response to Comment 15:
        -----------------------

        The Fund is a merger arbitrage fund. While it invests primarily in equity securities, it does not seek to earn a return commensurate with an investment in equity securities, which in recent years has sometimes been positive in excess of 20% and sometimes negative in excess of 20%. Rather, the Fund seeks to earn an absolute or positive return without excessive risk regardless of the direction of securities markets. Consequently, it is clear that an equity index would be inappropriate. In fact the returns of merger arbitrage funds have not been correlated with equity market returns over any statistically significant period. The Fund reviewed disclosures by and evaluations of various private merger arbitrage funds and other investors who regularly deploy merger arbitrage strategies in considering what would be an appropriate index. Based on its purview, the Fund concluded that the success or failure of merger arbitrage activity is usually measured by whether the strategy earns a return in excess of a risk free investment return, for which the return on the three-month U.S. Treasury bill is the acknowledged standard.

         In accordance with SEC Rel. No. IC-7113 (4/6/72) the Board of Trustees of the Fund, at least 75% of whom are not interested persons of the Fund's Investment Adviser, considered information regarding selection of an appropriate index and determined that the T-Bill Index was the most appropriate index by which to gauge the Adviser's success in pursuing the Fund's strategy. The Trustees also considered the other matters referred to in the Release.


Description of the Shares

        Comment 16:
        ----------

        On page A-25, it states that "the Fund's net asset value per share will be reduced immediately following the offering of common shares by the amount of the sales load and organizational and offering expenses paid by the Fund." However, it states on page A-31 that "the Investment Adviser has agreed to pay all of the Fund's organizational expenses." Please make clear on page A-25 that the Investment Adviser, and not the Fund, will pay the organizational expenses.

        Response to Comment 16:
        -----------------------

        The Fund has included disclosure that the Fund will only pay its offering expenses up to .20% of the aggregate public offering price of its shares and that the Investment Adviser will pay all of the organizational and any offering expenses that exceed .20% of the public offering price of the shares and has conformed pages A-25 and A-31 to reflect this arrangement. Thus, the Adviser and not the Fund will pay the Fund's organizational expenses.


Special Note Regarding Forward-Looking Statements

        Comment 17:
        ----------

        The section titled "Special Note Regarding Forward-Looking Statements" (page A-32), attempts to limit liability for forward-looking statements. Please delete attempts to limit liability. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. (See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934).

        Response to Comment 17:
        -----------------------

        The Fund has removed statements limiting liability under the section "Special Note Regarding Forward-Looking Statements" in response to this comment.

Corporate Bond Ratings

        Comment 18:
        ----------

        As noted above, because the Fund may invest in defaulted securities, please include a description of the relative rating for Moody's Investors Services, Inc. and Standard and Poors Ratings Services for defaulted securities.

        Response to Comment 18:
        -----------------------

        The Fund has included descriptions of the ratings of both Moody's Investors Services, Inc. and Standard and Poors Ratings Services for defaulted securities in response to this comment.


                      STATEMENT OF ADDITIONAL INFORMATION


Investment Restrictions

        Comment 19:
        ----------

        Investment restriction (1) states that "the Fund may not invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry unless the Investment Adviser believes that attractive investment opportunities in corporate reorganizations are concentrated in such industry." As stated above, the policy seems to give the Fund the freedom of action to concentrate in an industry. Freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act of 1940. Clearly disclose that the Fund will either (1) not concentrate in any industry, (2) will concentrate and specify the industries in which the Fund will concentrate, or (3) will concentrate under specific conditions and specify the industries in which the Fund will concentrate. If the Fund will concentrate in a specified industry under specific conditions, please disclose when and under what specific conditions any changes between concentration and non-concentration will be made. (See Comment No. 8).

        Response to Comment 19:
        -----------------------

        The Fund has revised its disclosure regarding concentration to reflect its status as a non-diversified fund subject to a 25% limitation on the total assets it may invest in the securities of issuers in a particular industry in response to this comment. (See Response to Comment No. 8.)

        Comment 20:
        -----------

        Investment restriction (5) states that "the Fund may not borrow money, except to the extent permitted by applicable law." Either here or elsewhere in the Statement of Additional Information, as appropriate, please disclose the amount of borrowing permitted under the applicable law and also disclose the Fund's current intentions of borrowing. (Same comment for investment restriction (6) concerning issuing senior securities).

        Response to Comment 20:
        -----------------------

        The permissible amounts of borrowing and senior securities are described on page 13 of the Prospectus, which the Fund has expanded to expressly refer to borrowing. The Fund does not, however, currently intend to use leverage.


Investment Advisory and Administrative Arrangements

        Comment 21:
        ----------

        Under the heading, "Compensation Structure," please disclose the Fund's benchmark.

        Response to Comment 21:
        -----------------------

        The Fund has added disclosure under the section "Compensation Structure" to disclose that the Fund's benchmark is the T-Bill index in response to this comment.


Portfolio Holdings Information

        Comment 22:
        -----------

        Please explain to us the purpose for disclosing the Fund's portfolio holdings information on a monthly basis to the Investment Company Institute.

        Response to Comment 22:
        -----------------------

        The Fund has removed the reference to the Investment Company Institute regarding monthly portfolio holdings disclosure since the Commission does not require its disclosure in the prospectus for a closed-end investment company. See Investment Company Release No. 26418 (April 23, 2004). In this release, the Commission only required open-end mutual funds and insurance company managed separate accounts that offer variable annuities to disclose both their policies and procedures with respect to the disclosure of their portfolio securities since closed-end funds are constantly being priced by the market place.

         We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have additional comments, please feel free to contact me at 212-735-2790.


                                                     Sincerely yours,

                                                     ------------------------
                                                     Richard T. Prins